

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

Via E-mail
Steve Saleen
Chief Executive Officer and President
Saleen Automotive, Inc.
2735 Wardlow Road
Corona, CA 92882

> **Re:** **Saleen Automotive, Inc.**
> **Form 8-K**
> **Filed June 27, 2013**
> **Amendment No. 1 to Form 8-K**
> **Filed July 11, 2013**
> **File No. 333-176388**

Dear Mr. Saleen:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

   - Disclose that you are an emerging growth company;

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Merger & Capital Raise, page 3

2. Please include a chart showing your organization as it exists after the merger.

Merger, page 3

3. We note your disclosure in the first two paragraphs of this section that you acquired all of the outstanding shares of Saleen Automotive in exchange for 554,057 shares of your Super Voting Preferred Stock and that you obtained a license to use Steve Saleen's image, signature, full name, voice biographical materials, likeness and goodwill associated with the "Saleen" brand in exchange for 341,943 shares of your Super Voting Preferred Stock. Please disclose the value of the shares that you exchanged and discuss how this value was determined. Refer to Item 2.01(d) of Form 8-K. In addition, we note that the holders of the common stock of SMS Signature Cars received no consideration for their shares. Please disclose the formula or principle followed in determining that the holders of SMS Signature Cars would receive no consideration pursuant to Item 2.01(d) of Form 8-K.

4. Please disclose the duration of your license agreement with Steve Saleen. In addition, we note that, under the revised terms of the Assignment and License Agreement, Saleen will no longer assign to you all shares of the capital stock of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. Please disclose the relationship of these companies to your business and what effect this amendment to the Assignment and License Agreement may have upon your business. In addition, please add a risk factor that addresses the conflict of interest Mr. Saleen may have with your business because of his ownership of SMS Retail – Corona and Saleen Automotive Show Cars, Inc.

5. We note that you intend to effectuate a 1-for-2.63870 reverse stock split that will trigger the automatic conversion of your Super Voting Preferred Stock into your common stock. Please disclose when you intend to effectuate such reverse stock split.

6. We note your disclosure regarding the "special treatment" the board of directors may in its discretion provide to certain stockholders to preserve round lot holders. Please disclose the effect that the "special treatment" described on page 4 will have on the ownership table on page 5.

Capital Raise, page 5

7. We note your disclosure regarding the Voting Agreement on page 9. Please disclose the duration of this agreement and file it as an Exhibit to your Form 8-K.

Description of the Business, page 9

8. Please balance your disclosure in this section by disclosing your net losses for your two most recently completed fiscal years, your net cash used from operations, and that as of March 31, 2013 you were delinquent in payment of $265,075 of payroll taxes and $1,00,312 of outstanding notes payable were in default. In addition, please disclose that your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Also, please disclose what effect your default on the $1,000,312 of outstanding notes payable will have upon your business.

9. We note your disclosure on page 21 that your cash resources are insufficient to meet your planned business objectives without additional financing. Please disclose whether you currently have any plans to obtain additional financing. As you discuss your business plan, please identify which aspects of your plan you will be unable to accomplish without additional financing. In addition, we note your disclosure on page 25, regarding the importance of achieving your "planned cost reductions." Please revise to discuss these planned cost reductions.

10. We note your disclosure on page 26 that you plan to sell your vehicles over the Internet. Please revise your business section to discuss these plans.

11. Please clarify what you mean by "variety of related entities" on page 9 by describing your relationship with such entities. In addition, please clarify what you mean by "mass customization" on page 9.

12. We note your disclosure that your current retail outlets are "authorized" Ford, Chevrolet and Dodge dealers. Please explain whether you authorize the dealers to sell your cars or if the dealership receives authorization from Ford, Chevrolet and Dodge to sell your cars. Similarly, on page 14 you state that you use a "company-certified transformational process." Please clarify whether you are certifying the process or whether Ford, Chevrolet and Dodge have certified the process. In addition, please describe the principal

features of your distribution system, such as the number and location of dealerships in which you sell your vehicles and the terms of the agreements with those dealerships.

History and Background, page 9

13. Substantially all of the disclosure in this section does not appear relevant and is beyond the scope of Item 101(h) of Regulation S-K. Additionally, it appears that several prior Saleen entities, including Saleen Performance and Saleen, Inc., are not part of your current business. Please revise this section by briefly describing the development of your business during the last three years and disclose information for earlier periods to the extent material to an understanding of the general development of your business.

14. Please state that it is your belief that there is a niche market opportunity "for a high-end approach to improving performance and the appearance of production sports cars" and provide the basis for this belief. In addition, please clarify what you mean by "high-end approach."

15. Please clarify your statement that you were hired to "help produce" specialty vehicles, including vehicles for movies by disclosing that you were hired to make replica cars. In addition, please revise to disclose that this contract represented 46% of your total revenues for the fiscal year ended March 31, 2013.

16. We note your disclosure on page 10 that, on April 2, 2012, Mr. Saleen announced that he has successfully regained control of the Saleen brand and products that he had created. Please identify the products and intellectual property that Mr. Saleen licenses to you and which products and intellectual property you own.

17. Please substantiate the statement that you now have a "significant presence" within the automobile industry and explain how you are "positioned to be a global leader in the mass customization of OEM American sports cars."

Our Vehicles, Products and Services, page 11

18. Please define the terms "high-performance" cars, "exotic sports cars," "premium sports cars," "muscle cars," "performance cars," "next-generation American super car," and "ultra-high performance vehicles."

Performance Cars, page 11

19. Please revise to provide quantitative information regarding your current product line of vehicles, identifying the number you produced in your most recent fiscal year.

Performance Parts, page 11

20. Please substantiate or remove your statement that "many of these parts and accessories are marketed and sold to millions of Mustang, Camaro, Challenger and Ford Truck owners."

Motorsports & Engineering Services, page 11

21. Please quantify the number of contracts for your design, engineering or product development services.

22. Please substantiate that you have a "formidable reputation" and the "highest-quality" engineering or remove.

Battery Electric Vehicles, page 11

23. Please describe the "mass-customization process" that you intend to use with your battery electric vehicles, and clarify what you mean by "market proven" OEM automobile chassis. Also disclose what steps, if any, you have taken in developing such vehicles and what steps, if any, you have taken to "engage a network of distributors to enter the business enterprise and government fleet market in the U.S. and in international markets." In addition, please disclose the estimated amount of additional funds you will need to design and produce such cars, describe the steps you will need to take, a timeline of when you intend to take such steps, and an estimated budget for each step.

Retail Distribution Outlets, page 11

24. Please disclose the number of retail stores you currently own or franchise. Additionally, please explain what you mean by "former retail store in Southern California." In addition, please disclose the "concept" of this store.

25. Please clarify what you mean by "interactive experience" and how such stores will allow customers "to be immersed into the Saleen brand."

Technology, Design and Engineering Capabilities, page 11

26. Please provide a brief definition for "NVH engineering," "CAE," and "mainstream automotive engineering."

27. Please reconcile your disclosure that, "[o]ver a 30-year history, [your] principals have developed core competencies" with your disclosure on page 24 that, "[t]o date, [you] have limited experience simultaneously designing, testing, manufacturing, upgrading, adapting and selling [your] vehicles and your disclosure on page 29 that "many members of [your] management team are new to the company or to the automobile industry."

Product Development Initiatives, page 13

Next Generation Saleen Supercars, page 13

28. Please disclose your plans regarding the production of Saleen-branded supercars, including the amount of additional funds you will need to design and produce these cars, the steps you will need to take, a timeline of when you intend to take such steps, an estimated budget for each step and what steps, if any, you have taken to develop these cars.

29. Please reconcile your disclosure regarding the "significant international demand for US-engineered performance automobiles" with your disclosure that "the USA remains, at this time, a significant portion of the supercar market which [you] intend to target."

30. Please remove your disclosure regarding the "superb legacy of the Saleen S7." In addition, please balance your disclosure regarding your ability to achieve projected commercial and performance objectives by disclosing that there is no guarantee that you will be able to achieve such objectives.

Electric Vehicle Technologies, page 13

31. We are aware that there are numerous obstacles facing niche electric vehicle manufactures, including the absence of a well-developed supply chain, capacity constraints, high initial fixed and variable costs, and dependence on large commercial customers which are able to exert substantial pricing pressures. Please balance your disclosure in this section by describing each of these and the extent to which you are affected, and discuss how your business plan is designed to overcome these obstacles. Please also revise your risk factor disclosure accordingly.

Supply Chain, page 13

32. We note your disclosure on page 13 that many of your suppliers are single-source suppliers. Please discuss whether the loss of a supplier or the unavailability key parts would materially affect your results of operations.

Marketing Strategy, page 13

33. Much of the discussion in this section contains subjective assertions and marketing jargon, rather than presenting information about your business and your future plans. For example, it is unclear how the disclosure in the eighth paragraph on page 14 that your vehicles "graced the covers" of magazines and "sparked the imagination of generations of aspiring automotive enthusiasts" is useful to investors in the absence of additional detail regarding your print media advertising strategy. Please revise accordingly. Your revised discussion should be balanced to reflect your limited operating history, recent losses, and liquidity constraints.

34. Please explain what is "truly unique and dynamic" about your business model given your limited operating history and history of losses or remove this statement. In addition, please remove the term "market proven" on page 13.

35. Please explain how your perspective in enhancing products, methodologies, and technologies is not unique but is an important differentiator from would be competitors.

36. Please disclose the award that your retail store in California received and a description of the award, including the date of the award. In addition, please tell us whether you own this store. In this regard, we note your disclosure on page 3 that Steve Saleen owns all the shares of SMS Retail – Corona and Saleen Automotive Show Cars, Inc.

37. Please substantiate and briefly explain the significance of your statement that you have been "an early adopter of concept branded, company-owned retail stores." Alternatively, please remove this statement.

38. Please describe the three year roll-out of Saleen-branded retail locations, including the number of stores, the location of the stores you plan to open, the cost associated with the three year roll-out and when you intend to begin the three year rollout. In addition, please describe your plans in plain English rather than by use of Business School jargon.

39. We note your disclosure on page 13 that your Motorsports and Engineering Services division is under contract to provide design, engineering and product development services to the motion picture, television, media and special events industry. Please describe the material terms of this agreement, including the name of the company that has hired you to perform these services.

40. We note your disclosure on page 13 that "your annual operating budget includes a commitment to effective marketing, advertising and promotional efforts." Please provide quantitative information and describe how you measure the effectiveness of your marketing, advertising and promotional efforts.

41. We note that you hope to market your products to a "more targeted worldwide audience." Please describe this "targeted worldwide audience."

42. Please describe the "proximity and connections" you have "within the entertainment and trend industries." In addition, please substantiate that "in most cases, lead actors and producers seek Saleen-branded cars out for these roles." Alternatively, remove this disclosure.

43. Please revise to clarify what you mean by "planned commercial projects" in the last paragraph of this section on page 14.

Sales Strategy, page 14

44. We note your disclosure on page 14 that your sales team is "continuing to increase [your] base of dealers that is resulting in a steady pattern of sales growth." Please provide quantitative information.

45. Please explain why your company-owned stores will allow you to have better control over the costs of inventory. In addition, please remove the statement that no incumbent automobile manufacturers use the approach you describe in the first paragraph on page 15.

46. Please revise your disclosure in the New Vehicle Sales section on page 15 to clarify that there is no guarantee that your stores will generate excitement.

47. Please describe how you intend to train your technical staff members and clarify that there is no guarantee that such staff members will be able to "ignite customers' interest in high performance Saleen-branded products."

The Global Automotive Market, page 15

48. We note your disclosure that "[p]resently United States auto sales are running at the fastest pace in the last four years." Please clarify whether you are describing auto sales in general or the sales of Saleen-branded cars. In addition, please provide the basis for this statement and balance your disclosure by stating that the "future of the industry remains uncertain and the demand for new vehicles has not been as robust as in the pre-recessionary period" and that "the U.S. automotive industry may never rebound to the performance experienced before the recession." Refer to pages 36 and 37.

49. Please clarify what you mean by "reverberate through the world's largest economy" and provide the basis for this statement. In addition, please balance your disclosure by stating here that "[you] have limited insight into trends that may emerge and affect [your] business." Refer to page 25.

50. Please revise the second sentence in the second paragraph of this section to state as a belief. In addition, please revise to discuss any challenges you may face in developing your business globally such as declining auto sales in Europe and the recent slowdown in in the growth of certain markets such as China and India.

51. Please describe in detail your "strategic relationships" with Ford, Chevrolet and Dodge. If you have written agreements governing your relationship with any of these manufacturers, please file the agreements as exhibits to your amended Form 8-K.

52. Please substantiate your statement that the muscle and performance car segment of the North American auto industry "continues to resist any downside pressure from variables in the market conditions." In addition, reconcile this disclosure with your disclosure on

page 25 that "[t]he markets in which [you] currently compete and plan to compete in the future have been subject to considerable volatility in demand in recent periods."

Automotive Aftermarkets Parts Market, page 15

53. Please substantiate your statement that "the specialty equipment parts and accessories segment of the aftermarket . . . has been a traditional bright spot of the automotive industry." Also clarify that there is no guarantee that you will be able to gain a sufficient market share.

Regulation – Vehicle Safety and Testing, page 16

54. Please revise your discussion of regulations to include disclosure regarding the effect of regulations on your ability to sell your cars directly or over the Internet pursuant to Item 101(h)(4)(viii) and (ix) of Regulation S-K. In addition, please discuss whether you have received approval to do so. Refer to pages 26 and 31.

Regulation – EPA Emissions & Certificate of Conformity, page 16

55. Please expand your discussion of regulations to include disclosure of the costs and effects with compliance with environmental laws pursuant to Item 101(h)(xi) of Regulation S-K. Refer to page 30.

Competition, page 17

56. Please disclose the source of and the date of the data regarding the sales of the cars listed on pages 16 and 17.

Intellectual Property, page 17

57. Please disclose the duration of your license from Mr. Saleen here.

Risk Factors, page 22

Risks Related to our Business, page 22

We may be unable to sustain our current level of production, page 22

58. Please revise to clarify, if true, that you have not yet developed your next-generation supercar and have no obligations regarding volume production and deliveries at this time.

Our officers, directors and principal stockholders, after the Merger, will be able to exert, page 38

59. Please clarify that Steve Saleen owns 51.3% of your issued and outstanding common stock. Also please discuss the voting agreement entered into by Mr. Saleen and the purchasers in the Capital Raise.

The requirements of being a public company, page 38

60. Please disclose the estimated of the cost of your Exchange Act reporting obligations.

Directors and Executive Officers, Promoters and Control Persons, page 41

61. Much of the disclosure in the biography of Steve Saleen is beyond the scope of what is required by Item 401(e) of Regulation S-K. Please significantly revise your description of Mr. Saleen's business experience to remove all subjective statements and marketing language. Additionally, please disclose any directorships that he has held in the past five years pursuant to Item 401(e)(2) of Regulation S-K.

Executive compensation, page 43

Summary Compensation Table, page 43

62. Please include the executive compensation for all named executive officers for the fiscal years ending March 31, 2012 and March 31, 2013, including compensation of individuals that are no longer employed by your company.

63. Please add footnotes to the table to disclose the notes that you issued in lieu of payment in fiscal year 2012 and fiscal year 2013. Refer to page 45.

Employment Contracts, page 43

64. Please disclose the material terms of the employment agreement with Mr. Saleen pursuant to Items 402(o)(1) and Item 402(q)(2) of Regulation S-K.

Director Compensation, page 44

65. We note that you have disclosed stock awards that you have awarded your directors in the current fiscal year. To the extent these awards were awarded under an equity compensation plan, please describe the material terms of the plan and file a copy of the plan as an exhibit to your current report.

Certain Relationships and Related Party Transactions, page 45

66. Please disclose your license agreement with Saleen pursuant to Item 404(a) of Regulation S-K. In addition, please file the agreement an exhibit to your Form 8-K.

67. We note your disclosure on page 45 that you paid $200,000 to reduce a related party debt. Please discuss this related party debt pursuant to Item 404(a) of Regulation S-K.

68. We note your disclosure on page 46 that you issued 924,294 shares of your common stock to an information service provider in payment of future services. Please disclose

the name of the information service provider and the basis on which the person is related pursuant to Item 404(a)(1) of Regulation S-K.

Market Prices, page 46

69. Please include the price information for your shares of common stock as of the most recent practicable date.

Holders, page 46

70. Please reconcile your disclosure that there were five registered holders of record of your common stock as of June 26, 2013 with your disclosure under Description of Our Securities on page 46, where you state that you have eight stockholders of record.

Descriptions of Our Securities, page 46

Preferred Stock, page 47

71. Please describe the rights of the holders of your Super Voting Preferred Stock pursuant to Item 202(a) of Regulation S-K.

Exhibit Index

72. Please re-file Exhibit 99.3 in your next amendment as it does not appear that the press release was included in this exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Louis A. Wharton
        Stubb Alderton & Markiles, LLP